Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael P. O’Hare

mohare@stradley.com

215.564.8198
November 28, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attention:  Chad D. Eskildsen

Re:	RBC Funds Trust, File No. 811- 21475

Dear Mr. Eskildsen:

This letter supplements our response submitted on July 30, 2012 to the comments you provided regarding the N-CSR filed by RBC Funds Trust (the “Registrant”) for the fiscal year ended September 30, 2011.  In particular, this letter contains additional information that you requested regarding the consideration by the Registrant's Board of Trustees of matters related to investments in business development companies (BDCs) and the related Form N-1A requirement regarding disclosures of acquired fund fees and expenses (AFFE) in mutual fund fee tables.

As indicated in our earlier response, the Registrant’s management team and Board of Trustees has reviewed and evaluated the issues associated with mutual fund investments in BDCs, and the related SEC requirement that funds "gross up" the expense presentation in the Prospectus Fee/Expense Table to show the effects of AFFE that shareholders experience indirectly.  The Registrant understands that it is required to reflect the indirect effect of AFFE in a mutual fund’s Prospectus Fee/Expense Table to the extent a mutual fund invests in other open-end or traditional closed-end funds (and to that extent thereby operates as a fund-of-funds with the related layering of fund operating expenses).  The Registrant also understands that the AFFE disclosure requirement applies to a fund's investment in another "investment company" (as defined in the Investment Company Act), which definition technically includes BDCs.

Philadelphia, PA ● Malvern, PA ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC

A Pennsylvania Limited Liability Partnership

Mr. Chad D. Eskildsen
U.S. Securities and Exchange Commission
November 28, 2012

In response to the SEC staff's comments, the Registrant reviewed the BDC holdings of its funds, and determined that BDC holdings were not included in the AFFE calculations.  As of June 15, 2012, the Registrant's adviser discontinued investments in BDCs and liquidated any BDC holdings.  In view of this change in approach, the Registrant determined not to include the expenses of BDCs previously held and reflected in the audited financial statements for the prior year when calculating the AFFE for the current Prospectus Fee/Expense Table.  Also, in a footnote to the current Prospectus Fee/Expense Table, the Registrant disclosed the indirect expenses attributable to fund investments in BDCs during the prior fiscal year and indicated that the expenses presented in the Prospectus Fee/Expense Table have not been revised to reflect the effect of such BDC investments, because the fund no longer holds or invests in BDCs.  Going forward, the Registrant is monitoring BDC holdings, and understands that, if its funds were to invest in BDCs, they would be required to take the operating expense ratios of such investments into account when making AFFE calculations.

During our most recent phone call, you raised the supplemental question of how the Registrant and Board would address the topic of potential exposure for liability relating to the understatement of expenses in the Fee and Expense Table.  As we discussed, Registrant’s management representatives and Board considered the topic, including the possibility of seeking indemnification from third parties such as the adviser or service provider, and concluded based on the relative de minimis dollar amount of exposure and fact that any claims were extremely unlikely, that the Trust’s and Board’s insurance coverage for defense costs would be adequate to protect the Trust and its shareholders.  In addition, the Trust formally notified its liability insurance carrier regarding the issue.  I have discussed the SEC staff's supplemental inquiry with the Board of Trustees.

Please do not hesitate to contact me at (215) 564-8198 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Michael P. O’Hare
Michael P. O’Hare, Esq.

cc:           Kathleen A.  Gorman, President and CCO, RBC Funds Trust
Lee Greenhalgh, Esq., Secretary, RBC Funds Trust